RMS

18008608

SSION

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SEC Mail Processing

AUG 24 2018

Washington, DC

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| ~~8 - 52491~~ |

8-21023

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2017 (MM/DD/YY) AND ENDING 06/30/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **L.B. Fisher & Company**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17300 Dallas North Parkway, Suite 3050
(No. and Street)

Dallas (City) Texas (State) 75248 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lewis B. Fisher, Jr (972) 733-4800
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Whitley Penn LLP**
(Name – *if individual, state last, first, middle name*)

**8343 Douglas Avenue, Suite 400** (Address) **Dallas** (City) **Texas** (State) **75225** (Zip Code)

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Lewis B. Fisher, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **L.B. Fisher & Company**, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

Deborah D Richardson
My Commission Expires
03/20/2020
ID No. 126453504
NOTARY PUBLIC STATE OF TEXAS

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# L.B. FISHER & COMPANY

Financial Statements and Supplemental Schedule
June 30, 2018

(With Report of Independent Registered Public Accounting Firm)

**L.B. FISHER & COMPANY**
Index to Financial Statements and Supplemental Schedule
June 30, 2018

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
L.B. Fisher & Company

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of L.B. Fisher & Company (the "Company") as of June 30, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental schedule has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Whitley Penn LLP

Dallas, Texas
August 22, 2018

**L.B. FISHER & COMPANY**
Statement of Financial Condition
As of June 30, 2018

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 111,096 |
| Deposit with clearing broker-dealer | | 50,000 |
| Receivable from clearing broker-dealer | | 32,535 |
| Investment securities, fair value | | 15,487 |
| Prepaid expenses | | 20,532 |
| Other assets | | 1,982 |
| Total assets | $ | 231,632 |
| | | |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities | | |
| Accounts payable | $ | - |
| Total liabilities | $ | - |
| | | |
| Commitments and contingencies | | |
| | | |
| Stockholder's equity | | |
| Common stock, 500,000 shares authorized with $1 par value, 7,500 issued and outstanding | | 7,500 |
| Additional paid-in capital | | 121,511 |
| Retained earnings | | 102,621 |
| Total stockholder's equity | | 231,632 |
| Total liabilities and stockholder's equity | $ | 231,632 |

See accompaning notes to the financial statements.

**L.B. FISHER & COMPANY**
Statement of Operations
Year Ended June 30, 2018

| | | |
|---|---|---|
| Revenues: | | |
| Commissions | $ | 429,886 |
| Trading Profits | | 900 |
| Interest and dividends | | 53,246 |
| Realized loss on sale of investment securities | | (4,747) |
| Unrealized gain on investment securities | | 9,676 |
| Total revenues | | 488,961 |
| | | |
| Operating expenses: | | |
| Employee compensation and benefits | | 241,245 |
| Floor brokerage and clearance fees | | 56,206 |
| General and administrative | | 132,437 |
| Pension and profit-sharing contribution | | 30,000 |
| Total operating expenses | | 459,888 |
| | | |
| Interest income | | 50 |
| | | |
| Net income before income taxes | | 29,123 |
| Income tax expense | | - |
| | | |
| Net income | $ | 29,123 |

See accompanying notes to the financial statements.

# L.B. FISHER & COMPANY

Statement of Changes in Stockholder's Equity

Year Ended June 30, 2018

| | Common Stock | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | | Amount | | Additional Paid-in Capital | | Retained Earnings | | Total |
| Balance at June 30, 2017 | 7,500 | $ | 7,500 | $ | 121,511 | $ | 73,498 | $ | 202,509 |
| Net income | - | | - | | - | | 29,123 | | 29,123 |
| Balance at June 30, 2018 | 7,500 | $ | 7,500 | $ | 121,511 | $ | 102,621 | $ | 231,632 |

See accompaning notes to the financial statements.

**L.B. FISHER & COMPANY**
Statement of Cash Flows
Year Ended June 30, 2018

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 29,123 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Change in operating assets and liabilities: | | |
| Cash from investments sold | | 5,433 |
| Realized loss on investments | | 4,747 |
| Unrealized gain on investments | | (9,676) |
| Receivable from clearing broker-dealer | | 1,554 |
| Prepaid expenses | | 3,622 |
| Other assets | | (1,073) |
| Accounts payable and accrued expenses | | (43,750) |
| Net cash used in operating activities | | (10,020) |
| Net decrease in cash and cash equivalents | | (10,020) |
| Cash and cash equivalents at beginning of year | | 121,116 |
| Cash and cash equivalents at end of year | $ | 111,096 |
| Income taxes paid | $ | - |
| Interest paid | $ | - |

See accompaning notes to the financial statements.

## NOTE 1 – NATURE OF BUSINESS

L.B. Fisher & Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in full service broker dealer activities and investment banking.

The Company was organized on August 26, 1976 under the laws of the State of Texas. All customer transactions are cleared through a third party clearing firm, RBC Capital Markets Corporation ("RBC"), on a fully disclosed basis. The Company has claimed exemption from Rule 15c3-3 ("Rule") under section (k)(2)(ii) of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting***
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Revenues are recognized in the period earned and expenses when incurred.

***Cash and Cash equivalents***
Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

***Use of Estimates***
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

***Securities Transactions***
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

***Transaction Fees***
Transaction fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

***Financial Instruments and Credit Risk***
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, deposit with clearing broker-dealer, receivables from clearing broker-dealer, investments, other assets, and accounts payable.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

***Fair Value Measurements***
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include a deposit with clearing broker-dealer, receivables from clearing broker-dealer, prepaid expenses, other assets, and accounts payable, approximate their fair values due to their short term maturities.

***Income Taxes***
The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. The company did not incur any interest or penalties for the year ended June 30, 2018.

The Company has not changed any of its tax accrual estimates. The Company files U.S. federal and U.S. state tax returns. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2014.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended June 30, 2018, the Company has no Texas margin tax expense.

***Management Review***
The Company has evaluated subsequent events through August 24, 2018, the date the financial statements were available to be issued.

***Recently Issued Accounting Pronouncements***

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), as amended by ASU's 2015-14, 2016-08, 2016- 11, 2016-12, and 2016-20. ASU 2014-09 will supersede most of the existing revenue recognition requirements in GAAP and will require entities to recognize revenue at an amount that reflects the consideration to which the company expects to be entitled in exchange for transferring goods or services to a customer. The new standard also requires significantly expanded disclosures regarding the qualitative and quantitative information of an entity's nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The pronouncement is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, and is to be applied using a retrospective or modified retrospective approach. Early adoption is permitted. We are currently evaluating the provisions of ASU 2014-09 and assessing the impact, if any, it may have on our financial position and results of operations.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (ASU 2016-02). The guidance in ASU 2016-02 requires entities to record the assets and liabilities created by leases greater than one year. This ASU is effective for interim periods and fiscal years beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance.

## NOTE 3 – DEPOSIT WITH CLEARING BROKER-DEALER

The Company maintains a deposit account with RBC, the Company's clearing broker-dealer, as part of the Company's contract for services. RBC requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of June 30, 2018, cash of $50,000 has been maintained as a deposit.

## NOTE 4 – INVESTMENTS

The following table represents the Company's fair value hierarchy for its investments measured at fair value on a recurring basis as of June 30, 2018:

| Description | Quoted Prices for Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
|---|---|---|---|---|
| U. S. equity securities | $ 8,612 | $ - | $ - | $ 8,612 |
| International equity securities | 6,875 | - | - | 6,875 |
| Total investments | $ 15,487 | $ - | $ - | $ 15,487 |

## NOTE 5 – COMMITMENTS AND CONTINGENCIES

***Leases***

The Company leases office space under an operating lease expiring in March 2022. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $18,392 for the year ended June 30, 2018, included within general and administrative expense on the statement of operations.

Future minimum lease payments under the noncancelable operating leases for the years ending:

| | |
|---|---|
| June 30, 2019 | $19,743 |
| June 30, 2020 | 20,233 |
| June 30, 2021 | 20,724 |
| June 30, 2022 | 15,818 |
| | $76,518 |

***Litigation***

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

***Risk Management***

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

***Sub-Clearing Agreement***

Included in the Company's sub-clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2018, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

## NOTE 6 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes at June 30, 2018 are computed by applying the statutory federal income tax rate of 21%. As of June 30, 2018, temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes were not significant. The recorded tax provision amount differs from an amount at the statutory rate primarily due to the effects of permanent differences.

## NOTE 7 – NET CAPITAL REQUIREMENTS

The Company, as a registered fully licensed broker and dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2018, the minimum net capital requirement for the Company was $100,000. Net capital at June 30, 2018 aggregated $205,795. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1 at June 30, 2018.

## NOTE 8 – EMPLOYEE RETIREMENT PLAN

The Company provides a defined contribution profit sharing trust plan ("Trust Plan") for all employees. Contributions to the Trust Plan vest immediately and are declared at the discretion of the Board of Directors. New employees are subject to a vesting period defined by the Plan. For the year ended June 30, 2018, the Company has recorded $18,000 in profit sharing plan expense.

The Company provides a money purchase pension plan ("Pension Plan") for all employees. Contributions to the Pension Plan are limited to 10% of each employee's annual salary. Current employees' contributions to the Pension Plan vest immediately and are declared at the discretion of the Board of Directors. New employees are subject to a vesting period defined by the Plan. For the year ended June 30, 2018, the Company has recorded $12,000 in pension plan expense.

**Supplemental Schedule**

**Schedule I**

# L.B. FISHER & COMPANY

Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c-1 of the Securities and Exchange Commission
Year Ended June 30, 2017

| | | |
|---|---|---|
| Total stockholder's equity qualified for net capital | $ | 202,509 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Other assets | | 25,063 |
| Total deductions and/or charges | | 25,063 |
| Net capital before haircuts on securities | | 177,446 |
| Haircuts on securities | | 3,399 |
| Net capital | $ | 174,047 |
| Aggregate indebtedness | | |
| Accounts payable | $ | 43,750 |
| Total aggregate indebtedness | $ | 43,750 |
| Computation of basic net capital requirement | | |
| Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness) | $ | 100,000 |
| Net capital in excess of minimum requirement | $ | 74,047 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required | $ | 54,047 |
| Ratio of aggregate indebtedness to net capital | | 0.25 to 1 |
| Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on July 12, 2017 | $ | 173,947 |
| Audit adjustments: | | |
| Net effect of audit adjustments | | 100 |
| Net capital per audit | $ | 174,047 |

See accompanying notes to the financial statements.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholder
L.B. Fisher & Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) L.B. Fisher & Company (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3-(k)(2)(ii), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Whitley Penn LLP

Dallas, Texas
August 22, 2018

August 22, 2018

Whitley Penn LLP
8343 Douglas Avenue, Suite 400
Dallas, TX 75225

To whom it may concern:

L.B. Fisher & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under
17 C.F.R.§ 240.15c3-3.
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i)(i) throughout the year ended June 30, 2018 without exception.

L.B. Fisher & Company

Name of Company

I, Lewis B. Fisher, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________